Exhibit 99.1

JinkoSolar Announces Third Quarter 2015 Financial Results

SHANGHAI, China, November 19, 2015 - JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the PV industry, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•	Total solar module shipments were 1,134.5 MW, which includes 70.6 MW earmarked for use in the Company’s downstream projects. Total solar product shipments to the third parties were 1,107.7 megawatts (“MW”), consisting of 1,063.9 MW of solar modules, 10.4 MW of silicon wafers and 33.4 MW of solar cells. This represents an increase of 21.1% from 915.0 MW in the second quarter of 2015 and an increase of 56.4% from 708.2 MW in the third quarter of 2014.
•	As of September 30, 2015, the Company had connected 846 MW worth of solar projects.
•	Total revenues were RMB4.1 billion (US$637.6 million), representing an increase of 26.6% from the second quarter of 2015 and an increase of 58.2% from the third quarter of 2014.
•	Solar power projects generated electricity of 233.7 GWh, a 15.1% increase from the second quarter of 2015 and an increase of 207.6% from the third quarter of 2014. Revenues generated from solar power projects were RMB205.8 million (US$32.4 million), representing an increase of 15.7% from the second quarter of 2015 and an increase of 205.8% from the third quarter of 2014.
•	Gross margin was 21.3%, compared with 20.7% in the second quarter of 2015 and 20.6% in the third quarter of 2014.
•	Income from operations was RMB384.0 million (US$60.4 million), compared with RMB237.0 million in the second quarter of 2015 and RMB239.9 million in the third quarter of 2014.
•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB195.1 million (US$30.7 million), compared with RMB76.4 million in the second quarter of 2015 and RMB280.6 million in the third quarter of 2014.
•	Diluted earnings per American depositary share (“ADS”) was RMB3.12 (US$0.48), compared with RMB2.40 in the second quarter of 2015 and RMB8.00 in the third quarter of 2014.
•	Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the third quarter of 2015 was RMB253.3 million (US$39.8 million), compared with RMB206.8 million in the second quarter of 2015 and RMB342.0 million in the third quarter of 2014.

•	Non-GAAP basic and diluted earnings per ADS were RMB8.12 (US$1.28) and RMB6.52 (US$1.04), respectively, in the third quarter of 2015.

Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer commented, “I am excited to report another strong quarter as our business gained considerable growth momentum. Total revenues during the third quarter reached US$637.6 million, representing an increase of 58.2% over the same period in 2014 and 26.6% sequentially. Module shipments to the third parties reached a record high of 1064 MW, which once again exceeds the high end of our third-partyshipment guidance. With increasing demand for our high-quality solar products, we are raising our full year 2015 third party module shipment guidance from the current 3.4 GW to 3.7 GW, to 3.8 GW to 4.0 GW.”

“During the third quarter, electricity output reached 2.4 GWh, up 15.1% sequentially. Electricity revenues generated RMB205.8 million. 121 MW of JinkoSolar projects were connected to the grid during the quarter which brings our total capacity of connected projects to 846 MW. This leaves us right on track to meet our 600-800 MW target for the year. This higher-margin downstream business increasingly generates a larger share of our revenues and profits as it develops in size and scale. The rapid growth of our downstream business is supported by diversified financing channels including the RMB10 billion strategic line of credit agreement JinkoPower recently signed with the Industrial and Commercial Bank of China, China’s largest commercial bank. This new line of credit will be used to provide us with working capital as well as bridge and project loans for future project development.”

“Earlier this year, we made strategic plans for a surge in global demand during the second half year by pre-emptively increasing inventory levels. This strategy is now paying off as it provides us with flexibility to balance between shipments to third-party customers and our downstream business as well as good visibility on next year’s orders.”

“This quarter’s performance along with what we expect will be a strong fourth quarter, leave me very confident in our ability to deliver strong full-year results and further grow our sustainable business. With a large and geographically diverse customer base, industry-leading technology, long-lasting relationships with financial institutions and new growth drivers, we are building a foundation for sustainable growth in the years to come and will deliver long-term return to our shareholders.”

Third Quarter 2015 Financial Results

Total Revenues

Total revenues in the third quarter of 2015 were RMB4.1 billion (US$637.6 million), representing an increase of 26.6% from RMB3.2 billion in the second quarter of 2015 and an increase of 58.2% from RMB2.6 billion in the third quarter of 2014. The sequential and year-over-year increase in total revenues was mainly attributable to the increase in shipments of solar modules and electricity revenues from solar projects.

During the third quarter of 2015, revenues from downstream solar power projects were RMB205.8 million (US$32.4 million), representing an increase of 15.7% from RMB 177.9 million in the second quarter of 2015 and an increase of 205.8% from RMB67.3 million in the third quarter of 2014. The increase in solar power project revenues was primarily due to the increase in number and capacity of the Company’s solar projects. Gross profit for solar power project revenues was RMB126.1 million (US$19.8 million) during the third quarter of 2015, representing a gross margin of 61.3%.

The Company has entered into certain sales contracts with retainage terms (the "Retainage Contracts") since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the "Retainage Period"). The Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amounts of retainage under the Retainage Contracts that were not recognized as revenue were nil and RMB17.3 million for the third and the second quarter of 2015, respectively. During the third quarter of 2015, the Company received retainage payment of RMB23.8 million (US$3.7 million) and recognized it as revenue. As of September 30, 2015, the cumulative amount of retainage that had not yet been recognized as revenue was RMB180.7 million (US$28.4 million).

Gross Profit and Gross Margin

Gross profit in the third quarter of 2015 was RMB864.6 million (US$136.0 million), compared with RMB663.6 million in the second quarter of 2015 and RMB528.5 million in the third quarter of 2014.

Gross margin was 21.3% in the third quarter of 2015 compared with 20.7% in the second quarter of 2015 and 20.6% in the third quarter of 2014. The sequential and year-over-year increases were mainly due to the continued reduction in cost of solar modules and the increase of electricity revenues.

Income from Operations and Operating Margin

Income from operations in the third quarter of 2015 was RMB384.0 million (US$60.4 million), compared with RMB237.0 million in the second quarter of 2015 and RMB239.9 million in the third quarter of 2014. Operating margin in the third quarter of 2015 was 9.5%, compared with 7.4% in the second quarter of 2015 and 9.4% in the third quarter of 2014.

Total operating expenses in the third quarter of 2015 were RMB480.6 million (US$75.6 million), an increase of 12.7% from RMB426.6 million in the second quarter of 2015 and an increase of 66.5% from RMB288.6 million in the third quarter of 2014. The sequential increase in operating expenses was mainly due to increases in shipping and warranty costs and stock-based compensation expenses. The year-over-year increase in operating expenses was mainly due to increases in shipping and warranty costs and stock-based compensation expenses.

Total operating expenses excluding non-cash charges, including stock-based compensation and changes in allowance for doubtful accounts were RMB495.3 million (US$77.9 million) in the third quarter of 2015, compared to RMB422.8 million in the second quarter of 2015 and RMB295.2 million in the third quarter of 2014.

Total operating expenses excluding non-cash charges as a percentage of total net revenues was 12.2% in the third quarter of 2015, compared to 13.2% in the second quarter of 2015 and 11.5% in the third quarter of 2014.

Interest Expense, Net

Net interest expense in the third quarter of 2015 was RMB146.2 million (US$23.0 million), an increase of 83.9% from RMB79.5 million in the second quarter of 2015 and an increase of 100.2% from RMB73.1 million in the third quarter of 2014, mainly due to an increase of loans for solar power projects.

Exchange gain/loss, Net

The Company recorded an exchange loss of RMB121.6 million (US$19.1 million) including change in fair value of forward contracts in the third quarter of 2015. The Company had a net exchange gain of RMB15.2 million in the second quarter of 2015 and RMB1.3 million in the third quarter of 2014. The sequential and year-over-year changes were mainly due to unexpected depreciation of RMB against US$ in the third quarter of 2015.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a gain from a change in fair value of convertible senior notes of RMB158.1 million (US$24.9 million) which was offset by a loss from a change in fair value of capped call options of RMB47.1 million (US$7.4 million). Gain from change in fair value of convertible senior notes was primarily due to the decline in price of the Company’s stock during the third quarter of 2015.

Equity in income of affiliated companies

The Company recognized equity income from affiliated companies of RMB7.0 million (US$1.1 million) in the third quarter of 2015 as a result of its share of profits for solar projects held by affiliated companies.

Income Tax Expense / (Benefit), net

The Company recorded an income tax expense of RMB34.2 million (US$5.4 million) in the third quarter of 2015, compared with income tax benefit of RMB1.8 million in the second quarter of 2015 and RMB153.8 million during the third quarter of 2014. The sequential changes were mainly due to additional deduction in R&D costs approved by the local tax bureau in the second quarter of 2015.

Net Income and Earnings per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the third quarter of 2015 was RMB195.1 million (US$30.7 million), compared with RMB76.4 million in the second quarter of 2015 and RMB280.6 million in the third quarter of 2014.

Basic earnings per share was RMB1.56 (US$0.25) and diluted earnings per share was RMB0.78 (US$0.12) in the third quarter of 2015, equivalent to basic and diluted earnings per ADS of RMB6.24 (US$1.00) and RMB3.12 (US$0.48), respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the third quarter of 2015 was RMB253.3 million (US$39.8 million), compared with RMB206.8 million in the second quarter of 2015 and RMB342.0 million in the third quarter of 2014.

Non-GAAP basic and diluted earnings per share in the third quarter of 2015 were RMB2.03 (US$0.32) and RMB1.63 (US$0.26), respectively, equivalent to non-GAAP basic and diluted earnings per ADS of RM8.12 (US$1.28) and RMB6.52 (US$1.04), respectively.

Financial Position

As of September 30, 2015, the Company had RMB3.7 billion (US$584.2 million) in cash and cash equivalents and restricted cash, compared with RMB2.3 billion of cash and cash equivalents and restricted cash as of June 30, 2015.

As of September 30, 2015, total short-term bank borrowings, including the current portion of long-term bank borrowings, was RMB4.7 billion (US$744.0 million), compared with RMB4.1 billion as of June 30, 2015, and total long-term borrowings was RMB3.5 billion (US$544.6 million), compared with RMB2.1 billion as of June 30, 2015.

As of September 30, 2015, the Company’s working capital was negative RMB734.3 million (US$115.5 million), compared with negative RMB1.8 billion as of June 30, 2015.

Third quarter 2015 Operational Highlights

Solar Product Shipments

Total solar product shipments to the third parties in the third quarter of 2015 were 1,107.7 MW, consisting of 1,063.9 MW of solar modules, 10.4 MW of silicon wafers and 33.4 MW of solar cells. In comparison, total shipments for the second quarter of 2015 were 915.0 MW, consisting of 823.0 MW of solar modules, 59.5 MW of silicon wafers and 32.5 MW of solar cells, and total solar product shipments in the third quarter of 2014 were 708.2 MW, consisting of 658.1 MW of solar modules, 30.3 MW of silicon wafers and 19.8 MW of solar cells.

Solar Project Capacity

As of September 30, 2015, the Company had connected 846 MW of solar projects to the grid, compared with 725 MW of solar projects to the grid as of June 30, 2015.

Solar Products Production Capacity

As of September 30, 2015, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 3 GW, 2.5 GW and 4 GW, respectively.

Recent Business Developments

•	In September 2015, JinkoSolar entered into an agreement with Ygrene Energy Fund, Inc. to integrate JinkoSolar's high quality solar modules into Ygrene's PACE (property assessed clean energy) financing program, YgreneWorksTM, for residential and commercial PV systems in the United States. The Jinko-Ygrene partnership offers zero-down, 100% project financing to homeowners and business owners who want to own solar systems.

•	In September 2015, JinkoSolar announced the official launch of the JinkoMX module series, incorporating a single chip optimizer from Maxim Integrated Products, Inc. JinkoSolar has completed UL certification for this module series, which will generate more electricity than standard modules under most non-ideal real world conditions. JinkoSolar is the first PV module manufacturer offering mass production of this technology for the US solar market.

•	In September 2015, JinkoSolar signed a line of credit of up to RMB10 billion strategic agreement with the Industrial and Commercial Bank of China ("ICBC") Jiangxi Provincial branch.

•	In September 2015, JinkoSolar announced that it will supply TSK Electrónica y Electricidad, S.A. with 49.8MW of PV solar modules for the largest solar PV plant in Mexico.

Operations and Business Outlook

Fourth Quarter and Full Year 2015 Guidance

For the fourth quarter of 2015, the Company estimates total solar module shipments to be in the range of 1.4 GW to 1.7 GW, which includes 1.2 GW to 1.4 GW module shipments to third parties. Revenues will not be recognized for the modules shipped to its own downstream projects as required by U.S. GAAP.

For the full year 2015, the Company updates the guidance of total solar module shipments to 4.2 GW to 4.5 GW which includes 3.8 GW to 4.0 GW module shipments to third parties. The Company expects to grid-connect solar power projects with a total capacity of 600 MW – 800 MW in 2015.

Conference Call Information

JinkoSolar's management will host an earnings conference call on November 19, 2015 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 26, 2015. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	8375276

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 3 GW for silicon ingots and wafers, 2.5 GW for solar cells, and 4.0 GW for solar modules, as of September 30, 2015. JinkoSolar also sells electricity in China, and has connected approximately 846 MW of solar power projects to the grid, as of September 30, 2015.

JinkoSolar has over 15,000 employees across its 5 productions facilities in Jiangxi and Zhejiang Provinces, China, Malaysia, Portugal and South Africa, 12 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Brazil, Costa Rica and Mexico and 11 oversea subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings Per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options, and accretion to redemption value of redeemable non-controlling interest:

●	Non-GAAP net income is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, exchange gain/(loss) on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests; and

●	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2015, which was RMB6.3556 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	USD
Revenues from third parties	2,560,828	3,200,594	4,052,520	637,630

Revenues from related parties	557	-	-	-

Total revenues	2,561,385	3,200,594	4,052,520	637,630

Cost of revenues	(2,032,904)	(2,536,999)	(3,187,894)	(501,588)

Gross profit	528,481	663,595	864,626	136,042

Operating expenses:
Selling and marketing	(177,170)	(261,551)	(302,547)	(47,603)
General and administrative	(87,978)	(125,239)	(138,214)	(21,747)
Research and development	(23,433)	(39,838)	(39,869)	(6,273)
Total operating expenses	(288,581)	(426,628)	(480,630)	(75,623)

Income from operations	239,900	236,967	383,996	60,419
Interest expenses, net	(73,055)	(79,506)	(146,235)	(23,010)
Change in fair value of derivative liability	-	-	(2,532)	(398)
Subsidy income	4,114	3,850	43,562	6,854
Exchange gain/(loss)	(75,861)	12,991	(109,560)	(17,238)
Other income/(expense), net	(505)	32	(230)	(36)
Change in fair value of forward contracts	77,105	2,170	(12,035)	(1,894)
Change in fair value of convertible senior notes and capped call options	(24,936)	(50,675)	111,021	17,468
Income before income taxes	146,762	125,829	267,987	42,165
Income tax (expense)/benefit	153,774	1,845	(34,225)	(5,385)
Equity in income of affiliated companies	(5,186)	3,882	7,021	1,105
Net income	295,350	131,556	240,783	37,885
Less: Net income attributable to non-controlling interests	(428)	751	2,024	319
Less: Accretion to redemption value of redeemable non-controlling interests	15,213	42,458	43,678	6,872
Less:Allocation of net income to participating preferred shares issued by subsidiary	-	11,929	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	280,565	76,418	195,081	30,694
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	2.27	0.61	1.56	0.25
Diluted	2.00	0.60	0.78	0.12

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	9.08	2.44	6.24	1.00
Diluted	8.00	2.40	3.12	0.48

Weighted average ordinary shares outstanding:
Basic	123,747,372	124,453,627	124,771,933	124,771,933
Diluted	155,445,422	128,359,626	155,612,355	155,612,355

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

	For the quarter ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	USD
Net income	295,350	131,556	240,783	37,885
Other comprehensive (loss)/income:
-Unrealized gain/(loss) on available-for-sale securities, net	(6,151)	(303)	-	-
-Foreign currency translation adjustments	8,242	(1,647)	6,364	1,001
Comprehensive income	297,441	129,606	247,147	38,886
Less: Comprehensive income attributable to non-controlling interests	(428)	751	2,024	318
Less:Allocation of net income to participating preferred shares issued by subsidiary	-	11,929	-	-
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	297,869	116,926	245,123	38,568

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	280,565	76,418	195,081	30,694

Change in fair value of derivative liability	-	-	2,532	398

Change in fair value of convertible senior notes and capped call options	24,936	50,675	(111,021)	(17,468)

4% of interest expense of convertible senior notes	16,824	16,726	16,932	2,664

Exchange loss/(gain) on convertible senior notes and capped call options	(143)	(7,328)	65,224	10,262

Option Expense	4,645	27,862	40,832	6,425

Accretion to redemption value of redeemable non-controlling interests	15,213	42,458	43,678	6,872

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	342,040	206,810	253,258	39,847

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	2.76	1.66	2.03	0.32
Diluted	2.20	1.61	1.63	0.26

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	11.04	6.64	8.12	1.28
Diluted	8.80	6.44	6.52	1.04

Non-GAAP weighted average ordinary shares outstanding
Basic	123,747,372	124,453,627	124,771,933	124,771,933
Diluted	155,445,422	128,359,626	155,612,355	155,612,355

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2014	September 30, 2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,777,021	3,167,840	498,433
Restricted cash	517,055	544,802	85,720
Restricted short-term investments	1,599,302	1,230,446	193,600
Short-term investments	112,000	2,289	360
Accounts receivable, net - related parties	174,534	139,538	21,955
Accounts receivable, net - third parties	3,118,303	3,436,677	540,732
Notes receivable, net - related parties	-	6,000	944
Notes receivable, net - third parties	72,881	692,939	109,028
Advances to suppliers, net - related parties	1,184	146	23
Advances to suppliers, net - third parties	80,922	160,279	25,219
Inventories, net	1,891,148	3,962,956	623,538
Forward contract receivables	47,713	1,110	175
Deferred tax assets - current	77,562	77,562	12,204
Other receivables - related parties	163	956	150
Available-for-sale investment	20,876	20,744	3,264
Capped Call options	-	13,203	2,077
Prepayments and other current assets	916,656	1,159,468	182,433

Total current assets	10,407,320	14,616,955	2,299,855

Non-current assets:
Restricted cash	142,737	297,278	46,774
Project Assets	4,353,070	5,747,957	904,393
Long-term investments	103,118	115,096	18,109
Property, plant and equipment, net	3,101,795	3,470,845	546,108
Land use rights, net	371,932	397,136	62,486
Intangible assets, net	9,964	19,066	3,000
Deferred tax assets - no current	102,124	108,941	17,141
Capped call options	21,098	-	-
Other assets	474,478	796,269	125,286

Total non-current assets:	8,680,316	10,952,588	1,723,297

Total assets	19,087,636	25,569,543	4,023,152

	December 31, 2014	September 30, 2015
	RMB	RMB	USD
LIABILITIES
Current liabilities:
Accounts payable - related parties	1,479	595	94
Accounts payable - third parties	3,147,732	4,041,444	635,887
Notes payable - third party	2,452,444	1,971,714	310,233
Accrued payroll and welfare expenses	312,431	381,331	59,999
Advances from customers	423,089	1,077,505	169,536
Income tax payable	75,789	90,021	14,164
Other payables and accruals	1,392,144	1,424,818	224,183
Other payables due to a related party	7,577	3,706	583
Forward contract payables	30,901	25,993	4,090
Convertible senior notes- current	-	750,358	118,062
Deferred tax liabilities - current	6,187	6,187	973
Bonds payable and accrued interests	66,726	848,746	133,543
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,606,866	4,728,790	744,035

Total current liabilities	10,523,365	15,351,208	2,415,382

Non-current liabilities:
Long-term borrowings	956,500	3,461,170	544,586
Long-term payables	66,906	51,804	8,151
Bond payables	800,000	-	-
Accrued warranty costs -non-current	229,489	277,562	43,672
Convertible senior notes	1,540,399	814,809	128,203
Deferred tax liability - non-current	2,573	2,573	405
Derivative liability - non current	-	67,430	10,610
Total non-current liabilities	3,595,867	4,675,348	735,627

Total liabilities	14,119,232	20,026,556	3,151,009

Redeemable non-controlling interests	1,435,585	1,562,992	245,924

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 124,292,030 and 124,775,230 shares issued and outstanding as of December 31, 2014 and September 30, 2015, respectively)	18	18	3
Additional paid-in capital	2,794,025	2,894,266	455,388
Statutory reserves	251,905	251,823	39,622
Accumulated other comprehensive income	11,874	21,057	3,313
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2014 and September 30, 2015, respectively	(13,876)	(13,876)	(2,183)
Accumulated retained earnings	463,151	797,632	125,501

Total JinkoSolar Holding Co., Ltd. shareholders' equity	3,507,097	3,950,920	621,644

Non-controlling interests	25,722	29,075	4,575

Total liabilities and shareholders' equity	19,087,636	25,569,543	4,023,152